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                                                                                               EXHIBIT 12
                         INDIANA MICHIGAN POWER COMPANY
         Computation of Consolidated Ratio of Earnings to Fixed Charges
                        (in thousands except ratio data)
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                                                                     Year Ended December 31,
                                                       1996       1997       1998       1999       2000
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . .    $ 41,209   $ 39,678   $ 35,910   $ 31,442   $ 24,154
  Interest on Other Long-term Debt. . . . . . . .      20,100     21,064     27,457     38,623     55,977
  Interest on Short-term Debt . . . . . . . . . .       2,982      3,248      4,903      9,207     19,263
  Miscellaneous Interest Charges. . . . . . . . .       3,262      3,187      3,113      6,754     20,356
  Estimated Interest Element in Lease Rentals . .      82,600     79,700     79,300     73,800     74,100
       Total Fixed Charges. . . . . . . . . . . .    $150,153   $146,877   $150,683   $159,826   $193,850

Earnings:
  Net Income (Loss) . . . . . . . . . . . . . . .    $157,153   $146,740   $ 96,628   $ 32,776  $(132,032)
  Plus Federal Income Taxes . . . . . . . . . . .      76,899     74,223     47,210     18,866     (4,524)
  Plus State Income Taxes . . . . . . . . . . . .       9,270      7,519      4,938     (7,352)     9,237
  Plus Fixed Charges (as above) . . . . . . . . .     150,153    146,877    150,683    159,826    193,850
       Total Earnings . . . . . . . . . . . . . .    $393,475   $375,359   $299,459   $204,116  $  66,531

Ratio of Earnings to Fixed Charges. . . . . . . .        2.62       2.55       1.98       1.27       0.34
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